Exhibit 1.3

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") has been prepared by management as of August 14, 2014, and reviewed and approved by the Audit Committee of the Board of Directors (the “Board”) of Sonde Resources Corp. ("Sonde" or the "Company"). This MD&A is a review of the operational results of the Company.

Effective January 1, 2011 the Company adopted International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. This MD&A should be read in conjunction with the audited consolidated financial statements as at and for the years ended December 31, 2013 and 2012 and the unaudited condensed consolidated financial statements as at and for the three and six months ended June 30, 2014 and 2013.

Please read the Advisory section of this MD&A which provides information on Non-IFRS Measures, Forward-Looking Statements and other information. Additional information relating to the Company, including the Company's annual information form, is filed on SEDAR and can be viewed at www.sedar.com. Information can also be obtained by contracting the Company at Sonde Resources Corp., P.O. Box 65161 North Hill NW, Calgary, Alberta, Canada T2N 4T6 and on the Company's website at www.sonderesources.com.

Business overview

Sonde is a Calgary, Alberta, Canada based energy company engaged in the exploration for and development of oil and natural gas resources. On December 31, 2013 the Company completed the previously announced disposition of substantially all of its Western Canadian assets to Marquee Energy Ltd. ("Marquee"), including all of Sonde's reserves, for $15 million in cash and 21,182,492 common shares of Marquee ("the Marquee Transaction"). The common shares of Marquee received were distributed to Sonde's shareholders during the year ended December 31, 2013. As a result, the Company's remaining undeveloped operations are located offshore North Africa and in Western Canada.

The Western Canadian assets sold to Marquee are reflected in this MD&A as "Discontinued Operations".

North Africa

On August 27, 2008, the Company entered into an Exploration and Production Sharing Agreement (“EPSA”) with a Tunisian company, Joint Oil, covering the Joint Oil Block. Joint Oil is owned equally by the governments of Tunisia and Libya. The EPSA contract area straddles the offshore border between Tunisia and Libya. Under terms of the EPSA, the Company is the operator.

The terms of the EPSA, as amended, require the Company to drill a total of three exploration wells to meet the remaining obligations under the minimum work program. The first of these wells is required to be drilled by November 30, 2014; the second of these wells is to be drilled by December 23, 2014; and the final well is required to be drilled by December 23, 2015. The EPSA provides for penalties for non-fulfillment of the minimum work program of US$15.0 million per exploration well, and the Company has provided a corporate guarantee to a maximum of US$30.0 million (June 30, 2013 - US$45.0 million) to secure its minimum work program obligations, together with a standby Letter of Credit ("Letter of Credit") in the amount of US$15 million in support of the drilling of the first exploration well, Fisal-1. The potential cost of drilling the three wells could exceed US$120.0 million. There is a great deal of uncertainty regarding the future development of the Joint Oil Block. See "Contingencies and commitments", "Substantial capital requirements" "Liquidity and capital resources" and "Risks and uncertainties regarding the Joint Oil Block" for further details.

As a result of the significant capital investment associated with the Joint Oil Block and the Company's limited cash resources and lack of cash flow following the completion of the Marquee Transaction, the Company engaged a financial advisor, Taylor-DeJongh Limited in March 2014 to assist the Company in securing a partner, strategic investment or other means of financing its obligations for the Joint Oil Block. While the Company is continuing its the process of analyzing and evaluating financing options available to it with respect to the exploration and development of its North Africa assets, the Company has yet to complete an agreement. Further, there can be no assurance that the Company will be able to secure financing to meet the first exploratory well commitment or otherwise to meet its obligations under the EPSA. See "Substantial capital requirements", "Liquidity and capital resources" and "Liquidity risk".

Western Canada

The Company’s remaining Western Canadian oil and gas assets are primarily prospective undeveloped land positions in the Duvernay (44,021 acres net) and Wabamun (53,489 acres net) plays in West Central and Northern Alberta. The Company is currently evaluating strategic alternatives with respect to its Western Canada assets.

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Contingencies and commitments

(a)	North Africa EPSA and exploratory well extension

On December 24, 2012, Joint Oil approved the amendment to the EPSA allowing for the extension of the first phase of the exploration period under the EPSA to December 23, 2015. The extension provided for the drilling of three exploration wells, one each year, due December 23, 2013, December 23, 2014 and December 23, 2015. On December 20, 2013, the Company reached an agreement with Joint Oil to extend the drilling deadline of the first exploration well required under the EPSA, Fisal-1, from December 23, 2013 to November 30, 2014 (the "Agreement"). The Agreement required Sonde to deliver to Joint Oil a Confirmed Standby Letter of Credit ("Letter of Credit") in the amount of US$15.0 million by no later than January 10, 2014. The Letter of Credit was delivered in January 2014. As a result of funding the Letter of Credit, $16.2 million of the Company's cash and cash equivalents is classified as restricted cash at the end of June 30, 2014 compared to $0.2 million at the end of December 31, 2013, and the Company's corporate guarantee was reduced from US$45.0 million to US$30.0 million.

The Agreement allows Sonde to use the restricted cash to meet its payables in respect of the Fisal-1 well once the drilling begins. If Sonde does not drill the Fisal-1 well on or before November 30, 2014, Joint Oil shall have the right to draw US$15.0 million under the Letter of Credit as payment of the penalty under the EPSA.

(b)	Commitments and financial liabilities

At June 30, 2014, the Company has committed to future payments over the next five years and thereafter, as follows:

(CDN$ thousands)	2014	2015	2016	2017	2018	Thereafter	Total
Accounts payable and accrued liabilities	1,592	—	—	—	—	—	1,592
Stock based compensation liability	104	—	—	—	—	—	104
North Africa exploration commitments	32,010	16,005	—	—	—	—	48,015
Office rent payable	746	1,507	1,513	1,513	1,528	5,751	12,558
Office rent receivable	(393)	(1,047)	(875)	(531)	(531)	(1,989)	(5,366)
	34,059	16,465	638	982	997	3,762	56,903

The North Africa exploration commitments referenced in the table above relate to the contractual terms of the EPSA which provides for penalties for non-fulfillment of the minimum work program of US$15.0 million per exploration well, of which the Company has provided a corporate guarantee to a maximum of US$30.0 million (June 30, 2013 - US$45.0 million) to secure its minimum work program obligations and a US$15 million Letter of Credit. The potential cost of drilling the three wells could exceed US$120.0 million.

On July 9, 2014 and July 14, 2014, the Company has entered into two separate subleases for the office building located at #500-4th Ave SW. The rent receivable for the lease will be $0.4 million for the remainder of 2014 and $4.97 million for the remaining terms of Sonde's lease.

(c)	Litigation and claims

The Company is not involved in any material claims or litigation. The Company maintains insurance, which in the opinion of the Company, is sufficient to address any future claims as to matters insured.

Substantial capital requirements

The Company has significant work commitments in connection with the EPSA in North Africa and the Company may make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. Details of the Company's financial commitments are described above under "Contingencies and commitments."

There can be no assurance that debt or equity financing will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Company. Additionally, there can be no assurance that the current strategic process will result in the sale of its interest or securing a partner, farm-out or finance the Company's financial commitments under the EPSA. The penalty for failure to drill the Fisal-1 well prior to November 30, 2014 would allow Joint Oil to draw US$15 million under the Letter of Credit to satisfy this penalty.

The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company's financial condition, results of operations and/or prospects.

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The Company's financial statements contain a "going concern" note based on developments involving the Company's potential inability to meet its three exploratory well obligation in respect of the Joint Oil Block, unitization, the potential approval of a new unit plan of development which will allow for the re-injection of produced gases into the reservoir and drilling rig availability. See "Risks and uncertainties regarding the Joint Oil Block".

The uncertainty associated with the development of the Joint Oil Block may adversely affect the Company's ability to secure financing for these commitments through a farm-out, strategic partner, or sale process.

Liquidity and capital resources

As a result of the Marquee Transaction, the Company no longer generates cash flow from petroleum and natural gas sales, and the Company no longer has a credit facility. As such, the Company must fund operations from working capital, new financings, farm-outs or property dispositions. Additional capital from such sources may not be accessible on terms and conditions or at a time acceptable to the Company, and there is material risk that the Company will exhaust its working capital prior to the execution of new financings, farm-outs or property dispositions. See "Contingencies and commitments", "Substantial capital requirements", "Liquidity and capital resources" and "Liquidity risk" for further discussion regarding the Company's obligations and working capital position.

The following table summarizes the Company's capital resources as at June 30, 2014 and December 31, 2013.

(CDN$ thousands)	June 30 2014	December 31 2013
Cash and cash equivalents	5,420	33,950
Restricted Cash	16,215	213
Accounts receivable	23	6,055
Current portion of prepaid expenses and deposits	395	882
Accounts payable and accrued liabilities	(1,592)	(10,135)
Stock based compensation liability	(104)	(326)
Working capital surplus	20,357	30,639

(1)	This table includes both continuing and discontinued operations.

At June 30, 2014, the Company had $5.4 million in cash and cash equivalents and $16.2 million in restricted cash (December 31, 2013 - $34.0 million in cash and cash equivalents and $0.2 million in restricted cash; June 30, 2013 - $16.1 million in cash and cash equivalents and no restricted cash). During the six months ended June 30, 2014, US$15 million of the Company's cash and cash equivalents was classified as restricted as a result of posting the Letter of Credit discussed previously.

If Sonde does not drill the Fisal-1 well on or before November 30, 2014, Joint Oil shall have the right to draw US$15.0 million under the Letter of Credit as payment of the penalty under the EPSA. This would limit the Company's ability to meet its capital requirements if alternative funding was not immediately available. The Company is pursuing a marketing campaign for the Joint Oil Block seeking either a sale of its interest or securing a partner, external financing or some combination for the Zarat Field development and the Joint Oil Block exploration commitments. See "Contingencies and commitments" for further discussion regarding the Company's commitments for capital expenditures as at June 30, 2014.

In 2013 cash flow was augmented by non-core asset dispositions and the Marquee Transaction. As a result of the completion of the Marquee Transaction, the Company's $25.0 million demand revolving credit facility (“Credit Facility A”) was canceled during the year ended December 31, 2013. Credit Facility A was secured by a $100.0 million debenture with a floating charge on the assets of the Company and a general security agreement covering all the assets of the Company. All security over the assets has been released.

As at June 30, 2014, the Company had working capital of $20.4 million (December 31, 2013 - $30.6 million, June 30, 2013 - $20.3 million) and had issued three letters of credit for $0.2 million (December 31, 2013 - four letters of credit for $0.3 million, June 30, 2013 - $0.2 million).

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Capital expenditures and dispositions

	Q2	Q1	Q2	Six months ended June 30
(CDN$ thousands)	2014	2014	2013	2014	2013
Continuing operations
North Africa	1,785	3,892	744	5,677	1,513
Corporate Assets	—	4	(8)	4	(62)
	1,785	3,896	736	5,681	1,451
Discontinued operations	(5)	319	(5,992)	314	(5,145)
Net capital expenditures	1,780	4,215	(5,256)	5,995	(3,694)

	Q2	Q1	Q2	Six months ended June 30
(CDN$ thousands)	2014	2014	2013	2014	2013
Exploration and evaluation	947	3,427	336	4,374	415
Drilling and completions	—	—	(59)	—	67
Plants, facilities and pipelines	(5)	323	162	318	681
Land and lease	13	49	294	62	530
Capital well workovers	—	—	(232)	—	27
Capitalized general and administrative expenses	838	465	589	1,303	1,395
Capital expenditures	1,793	4,264	1,090	6,057	3,115
Western Canada dispositions	—	—	(6,100)	—	(6,396)
Exploration and evaluation impairment, charged to exploration expense	(13)	(49)	(246)	(62)	(413)
Net capital expenditures	1,780	4,215	(5,256)	5,995	(3,694)

North Africa

During the three and six months ended June 30, 2014, the Company completed a seismic acquisition covering the Hadaf prospect in Libyan waters, resulting in capital expenditures of $0.2 (three months ended December 31, 2013 - $3.5 million). The Company is currently analyzing the results of the seismic program. This seismic data acquisition comprised a portion of the 2013 work commitments under the EPSA.

During the three and six months ended June 30, 2014, the Company acquired long lead items (casing and drilling support material) related to the Fisal-1 exploration well, resulting in capital expenditures of $3.2 and $4.2 million respectively (three months ended December 31, 2013 - nil).

Western Canada

During the three and six months ended June 30, 2014, the Company had no facility dispositions. During the three and six months ended June 30, 2013, the Company disposed of facilities with a net book value of $0.4 million for proceeds of $0.3 million for a loss of $0.1 million.

During the three months ended June 30, 2014, the Company disposed of nil property, plant and equipment (three months ended June 30, 2013 - $5.8 million).

On December 31, 2013 the Company completed the Plan of Arrangement with Marquee whereby Marquee acquired substantially all of the Western Canadian assets of Sonde, including all of Sonde's Southern Alberta properties and all of Sonde's reserves, for consideration of $15 million in cash and 21,182,492 common shares of Marquee.

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General and administrative expenses

	Q2	Q1	Q2	Six months ended June 30
(CDN$ thousands, except where otherwise noted)	2014	2014	2013	2014	2013
Gross general and administrative expense	3,046	2,190	2,863	5,236	6,493
Capitalized general and administrative expense	(838)	(465)	(589)	(1,303)	(1,395)
	2,208	1,725	2,274	3,933	5,098

For the three months ended June 30, 2014, gross general and administrative (“G&A”) expenses increased to $3.0 million from $2.2 million during the three months ended March 31, 2014 and from $2.9 million during the three months ended June 30, 2013. The increase in G&A during the three months ended June 30, 2014 was primarily due to the severance payments to the remaining employees in connection with the down-sizing of staff following the Marquee Transaction and directors fees paid in the ordinary course.

Gross G&A for the three months ended June 30, 2014 consisted of $0.8 million related to North Africa and $2.2 million related to Western Canada administration and corporate head office costs. Gross G&A for the three months ended March 31, 2014 consisted of $0.5 million related to North Africa and $1.7 million related to Western Canada administration and corporate head office costs. Gross G&A for the three months ended June 30, 2013 consisted of $0.6 million related to North Africa and $2.3 million related to Western Canada administration and corporate head office costs.

For the six months ended June 30, 2014, gross G&A expenses decreased to $5.2 million from $6.5 million during the six months ended June 30, 2013. Gross G&A consists of $1.3 million relating to North Africa and (six month ended June 30, 2013 - $1.4 million) and $3.9 million (six months ended June 30, 2013 - $5.1 million) related to Western Canada administration and corporate head office costs.

Share based compensation

	Q2	Q1	Q2	Six months ended June 30
(CDN$ thousands)	2014	2014	2013	2014	2013
Stock option expense	36	43	210	79	517
Stock unit award expense	(98)	(84)	(201)	(182)	(175)
Restricted share unit expense	—	—	(44)	—	(67)
Share based compensation	(62)	(41)	(35)	(103)	275

Share based compensation gain for the three and six months ended June 30, 2014 was $0.06 million and $0.1 million compared to share based compensation expense of $(0.04) million and $0.3 million for the three and six months ended June 30, 2013 respectively. There were 2.1 million options forfeited during the six months ended June 30, 2014 resulting in a net decline in 0.8 million options as well as the stock unit expense declined due to a lower stock price.

Income taxes

At June 30, 2014, the Company had an estimated $194.3 million in tax pools (December 31, 2013 - $215.4 million) including $153.9 million in non-capital losses (December 31, 2013 - $151.2 million) that are available for future deduction against taxable income. Non-capital losses expire in the years 2026 – 2033. The reduction in the tax pools were used in the Plan of Arrangement with Marquee.

(CDN$ thousands)	June 30 2014	December 31 2013
Canadian oil and gas property expense	62	9,400
Foreign exploration expense	895	9,013
Non-capital losses	153,871	151,245
Capital losses	30,094	30,094
Share issue costs and other	708	748
	194,325	215,350

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Share capital

As a step in the Marquee Transaction, the common shares of Marquee received were distributed to Sonde's shareholders, resulting in a reduction to share capital of $16.9 million and the outstanding common shares were consolidated on a 0.9 for 1 basis during the three months ended December 31, 2013. During the three and and six month period ended June 30, 2014, 18,350 common shares held for exchange in connection with prior corporate transactions were canceled in accordance with the terms of such transactions. As at August 6, 2014, the Company had 56,052,963 common shares and 3.3 million stock options issued and outstanding.

(CDN$ thousands)	June 30, 2014		December 31, 2013
	Number (thousands)	Amount	Number (thousands)	Amount
Opening common shares outstanding and share capital	56,071,313	352,946	56,071,313	352,946
Canceled common share certificates	(18,350)	—	—	—
	56,052,963	352,946	56,071,313	352,946

Credit risk

As at June 30, 2014 the Company’s allowance for doubtful accounts was $2.2 million, of which $0.5 million related to Western Canada (December 31, 2013 - $2.2 million, of which $0.5 million related to Western Canada). This amount is partially offset by $1.8 million in value added tax receivable from the Government of the Republic of Trinidad and Tobago (December 31, 2013 - $1.8 million).

The Company considers all amounts greater than 90 days to be past due. As at June 30, 2014, no accounts receivable are past due, (December 31, 2013 - $0.7 million). The Company’s credit risk exposure is as follows:

(CDN$ thousands)	June 30 2014	December 31 2013
Western Canada joint interest billings	23	3,899
Revenue accruals and other receivables	—	2,155
Accounts receivable - discontinued operations	23	6,054
Restricted cash	16,215	213
Cash and cash equivalents	5,420	33,950
Maximum credit exposure	21,658	40,217

Foreign exchange risk

The Company’s foreign exchange risk denominated in US dollars is as follows:

(US$ thousands)	June 30 2014	December 31 2013
Cash and cash equivalents	1,302	10,997
Restricted cash	15,012	200
Foreign denominated financial assets	16,314	11,197

North Africa payables	566	3,675
Foreign denominated financial liabilities	566	3,675

These balances are exposed to fluctuations in the Canadian and U.S. dollar exchange rate. At this time, the Company has chosen not to enter into any risk management agreements to mitigate foreign exchange risk. The Company’s exposure to foreign currency exchange risk, assuming reasonably possible changes in the U.S. dollar to Canadian dollar foreign currency exchange rate of +/- one cent is insignificant. This analysis assumes all other variables remain constant.

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Liquidity risk

Historically, the Company relied on a combination of cash flow from operating activities and credit facility availability to fund its capital requirements and to provide liquidity for all operations. As a result of the Marquee Transaction, the Company no longer generates cash flow from petroleum and natural gas sales, and the Company no longer has the Credit Facility. As such, subsequent to December 31, 2013, the Company must fund operations from working capital, new financings, farm-outs or property dispositions. Access to these sources of financing may be adversely affected by changes in the political and/or economic conditions in Tunisia and Libya, changes in the market conditions, commodity prices and unitization and development plans for the Zarat Field. See "Substantial capital requirements" and "Liquidity capital resources".

Risk and uncertainties regarding the Joint Oil Block

There is a great deal of uncertainty regarding the future development of the Joint Oil Block. The key items that contribute to this development uncertainty are:

Access to Sources of Financing - To meet the significant work commitments in connection with the EPSA, including the drilling of the Fisal-1 well prior to November 30, 2014, the Company requires additional financing. The Company is pursuing a marketing campaign for the Joint Oil Block seeking either a sale of its interest or a partner, external financing or some combination for the Zarat Field development and the Joint Oil Block exploration commitments. The Company has yet to complete an agreement to provide this financing. There is a risk that the Company may exhaust its working capital prior to the execution of new financings, farm-outs or property dispositions.

       Drilling Rig Availability - Sonde has been working through a rig consortium, composed of various operators in Tunisia under the auspices of ETAP, the Tunisian National Oil Company, to secure a slot in a rig program for drilling the Fisal-1 well by the end of November 2014 as agreed with Joint Oil.  Current discussions are in advanced stages and are focused on securing the second slot of the rig that an operator is bringing into Tunisia in September 2014 and the sharing of many related services in an effort to increase efficiencies and reduce cost.

       Unitization and Plan of Development - The Tunisian Direction Generale de L’Energie ("DGE") last year requested that the parties involved in the Zarat development submit to the DGE, for review and approval, the final draft of the Unitization Agreement and the Unit Plan of Development by certain deadlines. Working with Joint Oil and ETAP, the Company finalized the draft Unitization Agreement and submitted it to the DGE before the deadline. The Company also proposed a new plan of development for Zarat based on an FPSO concept development which will allow for the re-injection of produced gases into the reservoir during the first phase of production, resulting in a more cost effective development that deals with inert gases and allows the expedited receipt of liquids sales proceeds. The second phase of the development calls for the in situ extraction and injection of inert gases in the reservoir and the transportation of sales gas to shore for further processing and sale to the Tunisian gas market. Both the Unitization Agreement and the Unit Plan of Development are currently under review by the parties involved.  Further work may be required on the Unitization Agreement and Plan of Development with the holders of the Zarat Permit and ETAP. This was the subject of discussion between the Company and the Tunisian Minister of Industry Energy and DGE in July 2014.  DGE has instructed the parties to have the Unitization Agreement signed by all the parties and submitted to DGE for ratification by the end of October 2014 and any further work on the Unit Plan of Development will have to be finalized and the Unit Plan of Development agreed by all the parties will have to be submitted by the end of December 2014 for ratification by DGE.

       Exploratory Well Obligations - As discussed in "Contingencies and commitments" above, on December 24, 2012 the Company received an extension of the first phase of the exploration period under the EPSA to December 23, 2015 and on December 20, 2013 received an extension to November 30, 2014 on drilling the first exploratory well, Fisal-1.  Preparations are well underway for the drilling of the Fisal-1 well with long lead items (casing and drilling support materials) procured and being delivered with the expectation that deliveries will be completed by mid - August 2014 to facilitate drilling in November, 2014 if the necessary financing is in place. During the three months ended June 30, 2014 the Company completed the previously announced seismic acquisition interpretation covering the Hadaf prospect in Libyan waters as well as the reinterpretation of the other Joint Oil Block prospects. The result of this work has reaffirmed the prospectively of the Joint Oil Block and further reconfirmed and highlighted the significant potential of the three exploration prospects.

       The Inert and Acid Gas Initiative - In June, 2012, the DGE announced an initiative for the Gulf of Gabes operators offshore Tunisia to study options for sequestration of carbon dioxide and other inert and acid gases (which comprise a high percentage of all known oil and gas accumulations in the Gulf of Gabes, including the Joint Oil Block) to allow the currently stranded high inert content gas to be developed commercially and brought to the Tunisian market. This initiative will ensure that the Zarat development and other developments in the Gulf of Gabes are in accordance with Tunisian regulations and with agreements and commitments with international organizations such as the Kyoto Accord on greenhouse gas emissions. The first and

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second phases of the study have been completed. In addition to the work that the consortium is completing to find a global solution for inert and acid gas in the Gulf of Gabes, the potential negative impact of the presence of high inerts in the Zarat Field has been significantly decreased due to the proposed Plan of Development discussed above, which contemplates the re-injection of produced inert and acid gas into the reservoir for the first seven years. Current focus of the parties involved with the Zarat development is to see how best to incorporate the results of the study in Zarat Field final Unit Plan of Development which will have to be submitted to the DGE by end of December 2014.

Disclosure controls and procedures and internal control over financial reporting

Management is responsible for designing disclosure controls and internal controls over financial reporting (“ICFR”), as defined in National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings (“52-109”). Disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding public disclosure in accordance with IFRS.

During the period beginning April 1, 2014 and ending June 30, 2014, Sonde’s CEO and CFO have concluded that the Company's ICFR are not operating effectively due to a material weakness in relation to segregation of duties. Due to the limited number of finance and accounting personnel at Sonde as a result of its relatively small organization structure following the Marquee Transaction, the Company does not have comprehensive segregation of duties whereby numerous personnel possess the technical knowledge to address and review complex accounting matters or any non-routine accounting transactions that may arise. Management has concluded that, taking into account the present stage of the Company’s development, the Company's capital resources and the best interests of its shareholders, the Company does not have sufficient size and scale to warrant the hiring of additional personnel to correct this weakness at this time. This creates a risk that inaccurate recording of amounts could be made and not corrected on a timely basis. However, due to their nature, the potential impact of these material weaknesses cannot be assessed or predicted with any degree of accuracy.

Sonde’s management has processes in-place to mitigate, but not fully compensate, the financial reporting risks arising from the identified weakness, including CEO and CFO oversight of all material transactions and related accounting records and daily oversight of all accounting personnel by the CFO of the Company. In addition, Sonde's annual financial statements are audited and its interim financial statements are reviewed by its independent registered public accounting firm, and the Audit Committee reviews on a quarterly and annual basis the financial statements and key risks of the Company and queries management about significant transactions. In addition, Sonde may engage third-party expert advisors in connection with complex accounting matters or any non-routine accounting transactions that may arise. It should be noted that a control system, including the Company's disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

In assessing the Corporation’s DC&P, management concluded that DC&P are not effective due to the material weakness in the Corporation’s ICFR. Other than as described above, there have been no changes to the Company's internal controls that have materially affected or are reasonably likely to materially affect the Company's ICFR.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

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Discontinued operations

Production

	Q2	Q1	Q2	Six months ended June 30
Commodity	2014	2014	2013	2014	2013
Natural gas (mcf/d)	—	—	7,423	—	7,677
Crude oil (bbls/d)	—	—	461	—	505
Natural gas liquids (bbls/d)	—	—	161	—	174
Total production (boe/d) (6:1)	—	—	1,858	—	1,959

	Q2	Q1	Q2	Six months ended June 30
Region	2014	2014	2013	2014	2013
Southern Alberta (boe/d)	—	—	1,578	—	1,658
Central Alberta (boe/d)	—	—	163	—	177
Other Western Canada (boe/d)	—	—	117	—	124
Total production (boe/d) (6:1)	—	—	1,858	—	1,959

(1)	All production is attributed to discontinued operations.

For the three and six months ended June 30, 2014, production averaged nil boe/d and nil boe/d compared to 1,858 boe/d and 1,959 boe/d respectively for the three and six months ended June 30, 2013. The decrease in production during the three and six months ended June 30, 2014 compared to the three and six months months ended and June 30, 2013 was due to the divestiture of all producing assets as a result of the Marquee Transaction.

Operating netback and funds used for operations

	(CDN$ thousands)			($ per boe)
Three months ended June 30	2014	2013	% change	2014 (3)	2013	% change (3)
Petroleum and natural gas sales (2)	—	6,867	(100)	—	39.12	(100)
Transportation (2)	—	(165)	(100)	—	(0.96)	(100)
Royalties (2)	—	(631)	(100)	—	(2.51)	(100)
	—	6,071	(100)	—	35.65	(100)
Operating expense (2)	(487)	(3,033)	(99)	—	(19.57)	(100)
Well workover expense (2)	—	(122)	(100)	—	(3.19)	(100)
Operating netback(1)	(487)	2,916	(102)	—	12.89	(100)
General and administrative	(2,208)	(2,274)	(24)	—	(15.24)	(100)
Foreign exchange loss	798	(27)	1,493	—	(0.23)	(100)
Interest and other income	22	33	(42)	—	0.12	(100)
Interest expense	(2)	(55)	(89)	—	(0.09)	(100)
Funds from (used for) operations(1)	(1,877)	593	(469)	—	(2.55)	(100)
Changes in non-cash working capital	(1,252)	(391)	497	—	0.01	(100)
Cash used in operating activities	(3,129)	104	860	—	(2.54)	(100)

(1)	Non-IFRS measure.

(2)	All operating netback and decomissioning expenditures are attributed to discontinued operations.

(3)	The Company did not have production during 2014. As such, 2014 $ per boe amounts and the % change compared to the comparative period are not applicable.

For the three months ended June 30, 2014, funds used for operations was $1.9 million compared to funds used from operations of
$0.6 million for the same period in 2013. The increase in funds used for operations is attributed to the Marquee Transaction, which resulted in a 100% reduction in operating netback, partially offset by a 24% decrease in general and administrative expense. For the three months ended June 30, 2013 the funds used form of $0.6 million was primarily the result of a 9% increase in petroleum and natural gas revenue, a 12% decrease in operating expenses and 84% decrease in well workover expense.

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	(CDN$ thousands)			($ per boe)
Six months ended June 30	2014	2013	% change	2014 (3)	2013	% change (3)
Petroleum and natural gas sales (2)	—	14,116	(100)	—	39.82	(100)
Transportation (2)	—	(342)	(100)	—	(0.96)	(100)
Royalties (2)	—	(1,096)	(100)	—	(3.09)	(100)
	—	12,678	(100)	—	35.77	(100)
Operating expense (2)	(532)	(6,659)	(92)	—	(18.79)	(100)
Well workover expense (2)	—	(714)	(100)	—	(2.01)	(100)
Operating netback(1)	(532)	5,305	(110)	—	14.97	(100)
General and administrative	(3,933)	(5,098)	(23)	—	(14.38)	(100)
Foreign exchange loss	368	(70)	(626)	—	(0.20)	(100)
Interest and other income	41	56	(27)	—	0.16	(100)
Interest expense	(8)	(72)	(89)	—	(0.20)	(100)
Funds from (used for) operations(1)	(4,064)	121	(3,459)	—	0.35	(100)
Changes in non-cash working capital	(3,588)	(390)	(820)	—	1.10	(100)
Cash used in operating activities	(7,652)	(367)	(1,985)	—	1.73	(100)

(1)	Non-IFRS measure.

(2)	All operating netback and decomissioning expenditures are attributed to discontinued operations.

(3)	The Company did not have production during 2014. As such, 2014 $ per boe amounts and the % change compared to the comparative period are not applicable.

For the six months ended June 30, 2014, funds used for operations was $4.1 million compared to funds used from operations of $0.1 million for the same period in 2013. The increase in funds used for operations is attributed to the Marquee Transaction, which resulted in a 100% reduction in operating netback, partially offset by a 23% decrease in general and administrative expense.

Petroleum and natural gas sales

	Q2	Q1	Q2	Six months ended June 30
(CDN$ thousands, except where otherwise noted)	2014	2014	2013	2014	2013
Petroleum and natural gas sales
Natural gas	—	—	2,633	—	4,987
Crude oil	—	—	3,507	—	7,436
Natural gas liquids	—	—	727	—	1,693
Transportation	—	—	(165)	—	(342)
Royalties	—	—	(631)	—	(1,096)
Realized loss on commodity derivatives	—	—	—	—	—
Total	—	—	6,071	—	12,678
Average sales price (including commodity derivatives)
Natural gas ($/mcf)	—	—	3.90	—	3.59
Crude oil ($/bbl)	—	—	83.58	—	81.42
Natural gas liquids ($/bbl)	—	—	49.72	—	53.65
Average sales price ($/boe)	—	—	40.59	—	39.82
AECO 5a ($/mcf)	—	—	3.60	—	3.13
Edmonton Light ($/bbl)	—	—	92.47	—	87.71

(1)	All petroleum and natural gas sales are attributed to discontinued operations.

For the three months ended June 30, 2014, petroleum and natural gas sales, net of transportation and royalties, was nil, compared to $6.1 million for the three months ended June 30, 2013. For the six months ended June 30, 2014, petroleum and natural gas sales, net of transportation and royalties, was nil, compared to $12.7 million for the six months ended June 30, 2013 .

The decrease in sales during the three and six months ended June 30, 2014 compared to the three and six months ended June 30, 2013 was due to the divestiture of all producing assets as a result of the Marquee Transaction.

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Royalties

	Q2	Q1	Q2	Six months ended June 30
(CDN$ thousands, except where otherwise noted)	2014	2014	2013	2014	2013
Royalties
Crown	—	—	425	—	676
Freehold and overriding	—	—	206	—	420
Total	—	—	631	—	1,096
Royalties per boe ($)	—	—	3.72	—	3.09
Average royalty rate (%)	—	—	9.4	—	8.0

(1)	All royalties are attributed to discontinued operations.

For the three months and six months ended June 30, 2014, royalties, were nil, compared to $0.6 million for the three months ended June 30, 2013, and $1.1 million for the six months ended June 30, 2013 .

The decrease in royalties during the three and six months ended June 30, 2014 compared to the three and six months ended June 30, 2013 was due to the divestiture of all producing assets as a result of the Marquee Transaction.

Operating and well workover expense

Combined operating and well workover expenses during the three and six months ended June 30, 2014 were nil, $3.2 million or $18.65 per boe during the three months ended June 30, 2013 and $7.4 million or $20.80 per boe during the six months ended June 30, 2013. The decrease in operating and well workover expenses was due to the divestiture of all producing assets as a result of the Marquee Transaction.

Depletion, depreciation and impairment

For the three months ended June 30, 2014, depreciation was $0.07 million, compared to depletion and depreciation of $2.2 million or $13.28 per boe during the three months ended June 30, 2013.

The decrease in depletion and depreciation during the three months ended June 30, 2014 compared to the three months ended June 30, 2013 was due to the divestiture of all depletable assets as a result of the Marquee Transaction.

An impairment test is performed on capitalized property plant and equipment costs at a CGU level on an annual basis and quarterly when indicators of impairment exist. During the six months ended June 30, 2014, Sonde recorded an impairment of $0.3 million to reflect the decrease of future Western Canada production to nil (six months ended December 31, 2013 - $0.9 million, six months ended June 30, 2013 - nil).

2013 Annual Consolidated Financial Statements | 11

Quarterly financial summary

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
($ thousands except per share and production amounts)	2014	2014	2013	2013	2013	2013	2012	2012
Production
Natural gas (mcf/d)	—	—	7,082	8,244	7,423	7,934	8,940	8,757
Crude oil and natural gas liquids (bbl/d)	—	—	589	654	622	737	761	695
Total (boe/d)	—	—	1,769	2,028	1,858	2,059	2,251	2,155

Petroleum & natural gas sales (1)	—	—	5,574	6,483	6,071	6,607	6,792	5,631
Net loss from continuing operations	(3,904)	(5,410)	(9,179)	(3,037)	(3,057)	(4,916)	(3,195)	(1,179)
Net loss from continuing operations per share – basic and diluted (2)	(0.08)	(0.10)	(0.16)	(0.05)	(0.05)	(0.09)	(0.06)	(0.02)
Net loss (3)	(4,391)	(5,743)	(39,407)	(4,399)	(4,857)	(5,412)	(3,870)	(2,073)
Net loss per share – basic and diluted (3)	(0.09)	(0.10)	(0.70)	(0.08)	(0.09)	(0.10)	(0.07)	(0.04)
Funds (used for) from operations (3) (4)	(1,877)	(2,187)	(18)	1,191	593	(472)	123	494
Funds (used for) from operations per share – basic and diluted (3) (4)	(0.03)	(0.04)	—	0.02	0.01	(0.01)	—	0.01

(1)	Petroleum and natural gas sales and realized gains on financial instruments net of royalties and transportation. All petroleum and natural gas sales relate to discontinued operations.

(2)	All per share amounts presented in this table were calculated using the number of common shares outstanding on a post 0.9 for 1 consolidation basis (56,071,313 common shares).

(3)	Includes both continuing operations and discontinued operations.

(4)	Non-IFRS measures.

Significant factors and trends that have impacted the Company’s results during the above periods include:

•	the divestiture of all producing properties as a result of the Marquee Transaction;

•	changes in production, product mix and commodity pricing; and

•	the Company’s ability to replace existing production and add incremental production in prior periods.
Changes in Accounting Policies
On January 1, 2014, the Company adopted IFRIC 21 - "Levies"; the adoption of which did not have a material impact on the Company's Financial Statements.
Please refer to the other sections of this MD&A for a detailed discussion on changes that have impacted the three months ending June 30, 2014.

Advisory - Non-IFRS Measures, Forward-Looking Information, and BOE

Non-IFRS Measures - This MD&A contains references to funds from (used for) operations, funds from (used for) operations per share and operating netback, which are not defined under IFRS as issued by the International Accounting Standards Board and are therefore non-IFRS financial measures that do not have any standardized meaning prescribed by IFRS and are, therefore, unlikely to be comparable to similar measures presented by other reporting issuers.

Management of the Company believes funds from (used for) operations, funds from (used for) operations per share and operating netback are relevant indicators of the Company’s financial performance and the ability to fund future capital expenditures. Funds from (used for) operations fund from (used for) operations per share and operating netback should not be considered an alternative to, or more meaningful than cash flow from operating activities, as determined in accordance with IFRS, as an indicator of the Company's performance.

In the operating netback and funds from (used for) operations section of this MD&A on pages 9 and 10, reconciliation has been prepared of funds from (used for) operations and operating netback to cash used in operating activities, the most comparable measure calculated in accordance with IFRS.

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Forward-Looking Information - This MD&A contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

•	the revitalized marketing campaign for the Joint Oil Block and the ability to enhance shareholder value through the engagement of Taylor-DeJongh Inc. with the respect to the Joint Oil Block;

•	the ability to increase the efficiencies and reduce the costs in respect of future development plans for the Joint Oil Block:

•
the exploration and development of the North Africa assets, including any potential farm-outs, strategic investments, the sale of an interest in the Joint Oil Block and other means of financing the assets;

•	the results of seismic program covering the Hadaf prospect;

•	the ability to locate and secure an offshore drilling rig for the Fisal-1 well and future drilling obligations in North Africa;

•	the incorporation of the results of the inert and acid gas initiative into the final Unit Plan of Development;

•	the approval of the proposed unitization of the Zarat Field and the revised Zarat Unit Plan of Development;

•	the availability of strategic alternatives with respect to the undeveloped Western Canada assets in West Central and Northern Alberta;

•	the future capital expenditures for the acquisition, exploration, development and production of oil and natural gas;

•	business strategy, plans, priorities and planned exploration and development activities;

•	the preparation of the financial statements on a going concern basis;

•	other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance; and

•	the Company's tax pools.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this MD&A. The material risk factors include, but are not limited to:

•	uncertainty as to additional sources of funding on terms acceptable to the Company or at all;

•	the impact on the Company’s financing abilities relating to its North African obligations;

•	uncertainties as to the availability and cost of financing and changes in capital markets;

•	exhausting the Company's working capital prior to the execution of new financings, farm-outs or property dispositions;

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;

•	risks and uncertainties involving geology of oil and gas deposits;

•	uncertainty related to future production, marketing and transportation;

•	availability of experienced service industry personnel and equipment;

•	availability of qualified personnel and the ability to attract or retain key employees or members of management;

•	the uncertainty of reserves or resources estimates, reserves or resources life and underlying reservoir risk;

•	the uncertainty of estimates and projections relating to production, costs and expenses;

•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•	delays due to adverse weather conditions;

•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•	the outcome and effects of any future acquisitions and dispositions;

•	health, safety and environmental risks;

•	risks related to conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

•	the possibility that government policies or laws may change or government approvals may be delayed or withheld;

•	the negotiation of the proposed unitization and the Unit Plan of Development of the Zarat Field;

•	the ability of management to mitigate the financial reporting risks arising from identified weakness in ICFR and DCP; and

•	general economic, market and business conditions.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent AIF. In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law. Statements contained in this document relating to estimates, results, events and expectations are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended and Section 21E of the United States Securities Exchange Act of 1934, as amended.

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These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company’s annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

Boe Presentation - Production information is commonly reported in units of barrel of oil equivalent ("boe").  For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil (6:1).  This conversion ratio of 6:1 is based on an energy equivalency conversion method primary applicable at the burner tip and does not represent a value equivalency at the wellhead.

Such disclosure of boe may be misleading, particularly if used in isolation.   Additionally, given the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion ratio of 6:1 may be misleading as an indication of value.

Readers should be aware that historical results are not necessarily indicative of future performance. Natural gas production is expressed in thousand cubic feet (“mcf”) or million cubic feet (“mmcf”). Oil and natural gas liquids are expressed in barrels (“bbls”) or thousands of barrels (“mbbls”).

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